UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

International Aluminum Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of class of Securities)

458884103
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 1, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Equity Partners, L.P. 13-4088890

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 100,843
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 100,843
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,843

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.34%

14) TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Investments, L.P. 20-2871525

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 18,116
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 18,116
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,116

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.42%

14) TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Advisors, LLC 20-0327470

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 18,116
8) SHARED VOTING POWER 100,843
9) SOLE DISPOSITIVE POWER 18,116
10) SHARED DISPOSITIVE POWER 100,843
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,959

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.76%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Investors, LLC 13-4126527

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 100,843
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 100,843
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,843

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.34%

14) TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Companies Offshore Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 29,948
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 29,948
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,948

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Offshore Advisors, LLC 20-0327470

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 29,948
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 29,948
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,948

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.70%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barington Capital Group, L.P. 13-3635132

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 148,907
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 148,907
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,907

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46%

14) TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON LNA Capital Corp. 13-3635168

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 148,907
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 148,907
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,907

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James Mitarotonda

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 148,907
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 148,907
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,907

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.46%

14) TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Parche, LLC 20-0870632

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 24,403
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 24,403
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,403

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Starboard Value & Opportunity Fund, LLC 37-1484524

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 118,502
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 118,502
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 118,502

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.75%

14) TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCG Equity Market Neutral Master Fund, Ltd. 98-0365487

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 5,300
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 5,300
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,300

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.12%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RCG Halifax Fund, Ltd. 98-0197623

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 5,833
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 5,833
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,833

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.14%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Master Fund, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 95,667
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 95,667
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,667

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.22%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Master Fund III, Ltd.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS WC

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 5,549
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 5,549
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,549

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%

14) TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Admiral Advisors, LLC 37-1484525

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 142,905
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 142,905
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,905

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Advisors, LLC 13-3954331

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 101,216
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 101,216
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 101,216

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ramius Capital Group, L.L.C. 13-3937658

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 255,254
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 255,254
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,254

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%

14) TYPE OF REPORTING PERSON IA, OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C4S & Co., L.L.C. 13-3946794

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER 255,254
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER 255,254
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,254

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%

14) TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter A. Cohen

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 255,254
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 255,254
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,254

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%

14) TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeffrey M. Solomon

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 255,254
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 255,254
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,254

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%

14) TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thomas W. Strauss

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER 255,254
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER 255,254
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,254

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.93%

14) TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Millenco, L.P. 13-3532932

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON none

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

14) TYPE OF REPORTING PERSON PN, BD

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Millennium Management, L.L.C. 13-3804139

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON none

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

14) TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 458884103

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Israel A. Englander

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS OO

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7) SOLE VOTING POWER none
8) SHARED VOTING POWER none
9) SOLE DISPOSITIVE POWER none
10) SHARED DISPOSITIVE POWER none
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON none

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%

14) TYPE OF REPORTING PERSON IN

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission on July 20, 2004, as amended and restated by that certain Amendment No. 1 filed on January 20, 2005 and amended by that certain Amendment No. 2 filed on March 7, 2005 and that certain Amendment No. 3 filed on April 19, 2005 (together, the “Statement”), by and on behalf of Barington Companies Equity Partners, L.P. and others with respect to the common stock, par value $1.00 per share, of International Aluminum Corporation, a California corporation (the “Company”). The principal executive offices of the Company are located at 767 Monterey Pass Road, Monterey Park, California 91754.

Item 2. Identity and Background.

Item 2 of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Parche, LLC, RCG Equity Market Neutral Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a “Reporting Entity” and, collectively, the “Reporting Entities”). The Statement is also being filed by Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander, who are no longer members of the group as further described in this Item 2.

As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 404,161 shares of Common Stock, representing approximately 9.39% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore

Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC. The sole member of Admiral Advisors, LLC is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal offices of C4S& Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

Each of RCG Equity Market Neutral Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd. and Ramius Fund III, Ltd is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of each of RCG Equity Market Neutral Master Fund, Ltd., , RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd. and Ramius Fund III, Ltd is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of each of RCG Equity Market Neutral Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd. and Ramius Fund III, Ltd and their respective principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. Ramius Advisors, LLC serves as the investment manager for Ramius Master Fund, Ltd. and Ramius Fund III, Ltd. The address of the principal business and principal office of Ramius Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The sole member of Admiral Advisors, LLC and Ramius Advisors, LLC and the investment manager of each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The managing member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal business and principal office of C4S & Co., L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

As a result of the transaction described in Item 3 below, Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander are no longer beneficial owners of the shares of Common Stock previously held in an investment account managed by Barington Companies Advisors, LLC on behalf of Millenco, L.P. and will no longer be a party to any further Schedule 13D filings by the Reporting Entities.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

Since the filing of the Statement, the Reporting Entities purchased an aggregate of 202,855 shares of Common Stock. The amount of funds expended for such purchases was approximately $199,291.58 by Barington Companies Equity Partners, L.P., $372,581.06 by Barington Companies Offshore Fund Ltd., $707,248.64 by Barington Investments, L.P., $87,752.34 by Parche, LLC, $460,961.17 by Starboard Value & Opportunity Fund, LLC, $85,858.91 by RCG Equity Market Neutral Master Fund, Ltd., $240,821.90 by RCG Halifax Fund, Ltd., $4,344,061.14 by Ramius Master Fund, Ltd., $235,833.05 by Ramius Fund III, Ltd. and $401,369.26 by Millenco, L.P. As part of these transactions, on June 12, 2006, Barington Investments, L.P. purchased an aggregate of 18,116 shares of Common Stock from Millenco, L.P. at a price of $39.04 per share, the closing price of the Company’s Common Stock on the Nasdaq National Market on such date.

All purchases and sales of Common Stock by the Reporting Entities were, except as described in the Schedule IV attached hereto, made in open market transactions. All transactions effected since the filing of the Statement are described in Schedule IV attached hereto. All such purchases of Common Stock were, except as otherwise described in Schedule IV, funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Statement are hereby amended and restated as follows:

(a) As of the date of this filing, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 100,843 shares of Common Stock, representing approximately 2.34% of the shares of Common Stock presently outstanding based upon the 4,305,338 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on May 8, 2006 (the “Issued and Outstanding Shares”).

As of the date of this filing, Barington Investments, L.P. beneficially owns 18,116 shares of Common Stock, constituting approximately 0.42% of the Issued and Outstanding Shares. As of the date of this filing, 2006, Barington Companies Offshore Fund, Ltd. beneficially owns 29,948 shares of Common Stock, constituting approximately 0.70% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 118,959 shares, constituting approximately 2.76% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.34% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 29,948 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 0.70% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 29,948 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 148,907 shares, constituting approximately 3.46% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 29,948 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 148,907 shares of Common Stock, constituting approximately 3.46% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 18,116

shares of Common Stock beneficially owned by Barington Investments, L.P. and the 29,948 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 148,907 shares of Common Stock, constituting approximately 3.46% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 100,843 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 18,116 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 29,948 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of the date of this filing, each of Parche, LLC and Starboard Value & Opportunity Fund, LLC beneficially own 24,403 and 118,502 shares of Common Stock, respectively, constituting approximately 0.57% and 2.75%, respectively, of the Issued and Outstanding Shares. As the managing member of each of Parche, LLC and Starboard Value & Opportunity Fund, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 24,403 shares and the 118,502 shares of Common Stock owned by Parche, LLC and Starboard Value & Opportunity Fund, LLC, respectively, representing an aggregate of 142,905 shares, constituting approximately 3.32% of the Issued and Outstanding Shares. As of the date of this filing, each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd. beneficially own 5,300 and 5,833 shares of Common Stock, respectively, constituting approximately 0.12% and 0.14%, respectively, of the Issued and Outstanding Shares. As of the date of this filing, each of Ramius Master Fund, Ltd. and Ramius Fund III, Ltd beneficially own the 95,667 and 5,549 shares of Common Stock, respectively, constituting approximately 2.22% and 0.13%, respectively, of the Issued and Outstanding Shares. As the investment manager of Ramius Master Fund, Ltd. and Ramius Fund III, Ltd, Ramius Advisors, LLC may be deemed to beneficially own the 95,667 shares and the 5,549 shares of Common Stock owned by Ramius Master Fund, Ltd. and Ramius Fund III, Ltd, respectively, representing an aggregate of 101,216 shares, constituting approximately 2.35% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC and Ramius Advisors, LLC and the investment manager of each of RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., Ramius Capital Group, L.L.C. may be deemed to beneficially own the 24,403 shares, the 118,502 shares, 95,667 shares, the 5,549 shares, the 5,300 shares and the 5,833 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., Ramius Fund III, Ltd, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, representing an aggregate of 255,254 shares, constituting approximately 5.93% of the Issued and Outstanding Shares. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 24,403 shares, the 118,502 shares, the 95,667 shares, the 5,549 shares, the 5,300 shares and the 5,833 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., Ramius Fund III, Ltd, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, representing an aggregate of 255,254 shares, constituting approximately 5.93% of the Issued and Outstanding Shares. As the Managing Members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 24,403 shares, the 118,502 shares, the 95,667 shares, the 5,549 shares, the 5,300 shares and the 5,833 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., Ramius Fund III, Ltd, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, representing an aggregate of 255,254 shares, constituting approximately 5.93% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 24,403 shares, the 118,502 shares, the 95,667 shares, the 5,549 shares, the 5,300 shares and the 5,833 shares of Common Stock owned by Parche, LLC, Starboard Value & Opportunity Fund, LLC, Ramius Master Fund, Ltd., Ramius Fund III, Ltd, RCG Equity Market Neutral Master Fund, Ltd. and RCG Halifax Fund, Ltd., respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that (i) Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them and (ii) Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P., pursuant to a separate agreement.

Item 7.	Material to be Filed as Exhibits.

The information contained in Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit No.    Exhibit Description

99.4
Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value & Opportunity Fund, LLC, Parche, LLC, RCG Equity Market Neutral Master Fund, Ltd., RCG Halifax Fund, Ltd., Ramius Master Fund, Ltd., Ramius Fund III, Ltd, Admiral Advisors, LLC, Ramius Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss, Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander dated June 14, 2006 (which supersedes and replaces the Agreement of Joint Filing dated April 19, 2005, as previously filed as Exhibit 99.2 to the Schedule 13D filed with the SEC on April 19, 2005).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: June 14, 2006

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By:	Barington Companies Investors, LLC,

its general partner

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	Managing Member

BARINGTON INVESTMENTS, L.P.
By:	Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON COMPANIES ADVISORS, LLC

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	Authorized Signatory

BARINGTON COMPANIES INVESTORS, LLC

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By:	LNA Capital Corp., its general partner

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President and CEO

LNA CAPITAL CORP.

By:	/s/ James A. Mitarotonda
Name:	James A. Mitarotonda
Title:	President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

PARCHE, LLC
By:	Admiral Advisors, LLC, its managing member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

STARBOARD VALUE & OPPORTUNITY FUND, LLC
By:	Admiral Advisors, LLC, its managing member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

RCG EQUITY MARKET NEUTRAL MASTER FUND, LTD.
By: Ramius Capital Group, L.L.C., its investment manager

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

RCG HALIFAX FUND, LTD.
By: Ramius Capital Group, L.L.C., its investment manager

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

RAMIUS MASTER FUND, LTD.

By: Ramius Advisors, LLC, its investment manager
By: Ramius Capital Group, L.L.C., its sole member

By:	/s/ Jeffrey M. Solomon______________________
Name: Jeffrey M. Solomon
Title: Authorized Signatory

RAMIUS FUND III, LTD

By: Ramius Advisors, LLC, its investment manager
By: Ramius Capital Group, L.L.C., its investment manager

By:	/s/ Jeffrey M. Solomon______________________
Name: Jeffrey M. Solomon
Title: Authorized Signatory

ADMIRAL ADVISORS, LLC
By:	Ramius Capital Group, L.L.C., its sole member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Authorized Signatory

RAMIUS ADVISORS, LLC

By:	Ramius Capital Group, L.L.C., its sole member

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title:	Authorized Signatory

RAMIUS CAPITAL GROUP, L.L.C.
By:	C4S & Co., L.L.C., its managing member

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Managing Member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name:	Jeffrey M. Solomon
Title:	Managing Member

/s/ Jeffrey M. Solomon
Individually and as attorney-in-fact for Peter A. Cohen,
Morgan B. Stark and Thomas W. Strauss

MILLENCO, L.P.
By:	Millennium Management, L.L.C., its general partner

By:	/s/ Terry Feeney
Name:	Terry Feeney
Title:	Chief Operating Officer

MILLENIUM MANAGEMENT, L.L.C.

By:	/s/ Terry Feeney
Name:	Terry Feeney
Title:	Chief Operating Officer

/s/ Israel A. Englander
Israel A. Englander

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Director and President	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd.	7 Reid St., Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Bedford Management Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Forum Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

SCHEDULE III

Directors and Officers of RCG Equity Market Neutral Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Jeffrey Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Mason Stark Director	Portfolio Manager Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

SCHEDULE III (Continued)

Directors and Officers of RCG Halifax Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Jeffrey Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

SCHEDULE III (Continued)

Directors and Officers of Ramius Master Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

SCHEDULE III (Continued)

Directors and Officers of Ramius Fund III, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

SCHEDULE IV

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. Except as described in footnotes 1 and 2 to this Schedule IV, all transactions were effectuated in the open market through a broker.

Barington Companies Equity Partners, L.P.

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(* ) (in $)
4/28/2005	86	31.049	2,670.21
5/17/2005	25	30.700	767.50
6/2/2005	(270)	35.437	(9,567.99)
6/3/2005	(270)	35.305	(9,532.35)
6/6/2005	(1,321)	34.118	(45,069.88)
6/21/2005	762	32.100	24,460.20
6/24/2005	1,448	31.185	45,155.88
6/27/2005	1,143	31.629	36,151.95
6/28/2005	304	31.535	9,586.64
6/29/2005	304	31.700	9,636.80
7/6/2005	760	31.390	23,856.40
7/7/2005	120	30.250	3,630.00
7/11/2005	160	30.850	4,936.00
7/12/2005	40	31.000	1,240.00
7/13/2005	1,200	31.000	37,200.00
11/3/2005	(303)	40.910	(12,395.73)
12/5/2005	(1,550)	40.056	(62,086.80)
12/22/2005	(1,644)	40.525	(66,623.10)
12/28/2005	(964)	40.987	(39,511.47)
1/11/2006	(150)	39.600	(5,940.00)
1/12/2006	(1,267)	39.480	(50,021.16)

Barington Investments, L.P.

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(* ) (in $)
6/12/2006	18,116	39.04	707,248.64

-------------------------------
* Excludes brokerage commissions

Barington Companies Offshore Fund, Ltd.

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(* ) (in $)
4/21/2005	46	30.587	1,407.00
4/25/2005	93	31.750	2,952.75
4/26/2005	31	31.565	978.52
4/27/2005	464	31.000	14,384.00
4/28/2005	87	31.049	2,701.26
5/17/2005	25	30.700	767.50
6/2/2005	(58)	35.437	(2,055.35)
6/3/2005	(58)	35.305	(2,047.69)
6/6/2005	(285)	34.118	(9,723.63)
6/21/2005	164	32.100	5,264.40
6/24/2005	312	31.185	9,729.72
6/27/2005	246	31.629	7,780.73
6/28/2005	66	31.535	2,081.31
6/29/2005	66	31.700	2,092.20
7/6/2005	165	31.390	5,179.35
7/7/2005	90	30.250	2,722.50
7/11/2005	120	30.850	3,702.00
7/12/2005	30	31.000	930.00
7/13/2005	900	31.000	27,900.00
7/14/2005	1,200	31.000	37,200.00
11/3/2005	(71)	40.910	(2,904.61)
12/5/2005	(365)	40.056	(14,620.44)
12/22/2005	(388)	40.525	(15,723.70)
12/28/2005	(227)	40.987	(9,304.05)
1/11/2006	(36)	39.600	(1,425.60)
1/12/2006	(298)	39.480	(11,765.04)
2/27/2006	4,667	38.559	17,9954.85
2/28/2006	1,667	38.904	64,852.97

Parche, LLC

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(* ) (in $)
4/21/2005	18	30.5877	550.58
4/25/2005	36	31.7500	1,143.00

-------------------------------
* Excludes brokerage commissions

4/26/2005	12	31.5658	378.79
4/27/2005	183	31.0000	5,673.00
4/28/2005	43	31.0487	1,335.09
5/17/2005	12	30.6974	368.37
6/01/2005	(64)	35.4363	(2,267.92)
6/03/2005	(63)	35.3062	(2,224.29)
6/06/2005	(311)	34.1182	(10,610.76)
11/03/2005	(67)	40.9100	(2,740.97)
12/05/2005	(344)	40.0557	(13,779.16)
12/22/2005	(365)	40.5254	(14,791.77)
12/28/2005	(214)	40.9868	(8,771.18)
1/11/2006	(34)	39.6000	(1,346.40)
1/12/2006	(281)	39.4802	(11,093.94)
2/27/2006	1,493	38.5585	57,567.84
2/28/2006	533	38.9037	20,735.67

Starboard Value & Opportunity Fund, LLC

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(* ) (in $)
4/21/2005	96	30.5877	2,936.42
4/25/2005	192	31.7500	6,096.00
4/26/2005	64	31.5658	2,020.21
4/27/2005	960	31.000	29,760.00
4/28/2005	224	31.0487	6,954.91
5/17/2005	64	30.6974	1,964.63
6/01/2005	(305)	35.4363	(10,808.07)
6/03/2005	(306)	35.3062	(10,803.70)
6/06/2005	(1,499)	34.1182	(51,143.18)
11/03/2005	(324)	40.9100	(13,254.84)
12/05/2005	(1,661)	40.0557	(66,532.52)
12/22/2005	(1,762)	40.5254	(71,405.75)
12/28/2005	(1,033)	40.9868	(42,339.36)
1/11/2006	(162)	39.6000	(6,415.20)
1/12/2006	(1,357)	39.4802	(53,574.63)
2/27/2006	7,840	38.5585	302,298.64
2/28/2006	2,800	38.9037	108,930.36

RCG Equity Market Neutral Master Fund, Ltd.

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(*) (in $)
5/01/2005	(69,980)[1]	30.7500	(2,151,885.00)

-------------------------------
* Excludes brokerage commissions

6/01/2005	(62)	35.4370	(2,197.09)
6/03/2005	(62)	35.3050	(2,188.91)
6/06/2005	(303)	34.1186	(10,337.94)
8/01/2005	(18,508)	33.3000	(616,316.40)
12/05/2005	(100)	40.0557	(4,005.57)
12/22/2005	(100)	40.5254	(4,052.54)
12/28/2005	(50)	40.9868	(2,049.34)
1/03/2006	450	39.5400	17,793.00
1/11/2006	(200)	39.6000	(7,920.00)
1/12/2006	(100)	39.4802	(3,948.02)
2/02/2006	(100)	39.5000	(3,950.00)
2/03/2006	(50)	39.6830	(1,984.15)
2/06/2006	(250)	40.0604	(10.015.10)
2/07/2006	(116)	40.2214	(4,665.68)
2/08/2006	(69)	40.4645	(2,792.05)
2/09/2006	(50)	40.5993	(2,029.97)
2/14/2006	(50)	40.2100	(2,010.50)
2/15/2006	(250)	40.2900	(10,072.50)
2/27/2006	450	38.5585	17,351.33
2/27/2006	750	39.6827	29,762.03
2/28/2006	150	38.9037	5,835.56
5/08/2006	350	43.1914	15,116.99

RCG Halifax Fund, Ltd.

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(*) (in $)
6/01/2005	(31)	35.4370	(1,098.55)
6/03/2005	(31)	35.3050	(1,094.46)
6/06/2005	(152)	34.1186	(5,186.03)
11/11/2005	(1,050)	38.1671	(40,075.46)
11/14/2005	(1,000)	38.5000	(38,500.00)
12/05/2005	(200)	40.0557	(8,011.14)
12/22/2005	(200)	40.5254	(8,105.08)
12/28/2005	(100)	40.9868	(4,098.68)
1/03/2006	(9,019)	39.5400	(356,611.26)
5/03/2006	3,500	42.2654	147,928.90
6/01/2006	2,333	39.8174	92,893.00

-------------------------------
* Excludes brokerage commissions

Ramius Master Fund, Ltd.

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(* ) (in $)
5/01/2005	69,980[1]	30.7500	2,151,885.00
6/01/2005	(184)	35.4370	(6,520.41)
6/03/2005	(184)	35.3050	(6,496.12)
6/06/2005	(902)	34.1186	(30,774.98)
8/01/2005	18,508	33.3000	616,316.40
11/05/2005	(400)	40.9100	(16,364.00)
12/05/2005	(1,700)	40.0557	(68,094.69)
12/06/2005	(200)	40.0750	(8,015.00)
12/22/2005	(1,850)	40.5254	(74,971.99)
12/28/2005	(1,100)	40.9868	(45,085.48)
1/03/2006	8,569	39.5400	338,818.26
1/12/2006	(1,550)	39.4802	(61,194.31)
2/02/2006	(2,500)	39.5000	(98,750.00)
2/03/2006	(950)	39.6830	(37,698.85)
2/06/2006	(4,750)	40.0604	(190,286.90)
2/07/2006	(2,784)	40.2214	(111,976.38)
2/08/2006	(1,635)	40.4645	(66,159,46)
2/09/2006	(1,450)	40.5993	(58,868.96)
2/14/2006	(350)	40.2100	(14,073.50)
2/15/2006	(4,750)	40.2900	(191,377.50)
2/17/2006	100	40.3100	4,031.00
2/21/2006	3,800	40.4124	153,567.12
2/27/2996	8,883	38.5585	342,515.16
2/27/2006	15,450	39.6827	613,097.72
2/28/2006	3,183	38.9037	123,830.48
5/01/2006	(5,549)[2]	42.5001	(235,833.05)

Ramius Fund III, Ltd

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(*) (in $)
5/01/2006	5,549[2]	42.5001	235,833.05

---------------------------------------------
1 The shares reported as acquired by Ramius Master Fund, Ltd. and sold by RCG Equity Market Neutral Master Fund, Ltd. were acquired by Ramius Master Fund, Ltd. from RCG Equity Market Neutral Master Fund, Ltd. as a distribution in kind on May 1, 2005. The price per unit for these 69,980 shares on the date of distribution was $30.7500.

2 The shares reported as acquired by Ramius Fund III, Ltd and sold by Ramius Master Fund, Ltd. were acquired by Ramius Fund III, Ltd from Ramius Master Fund, Ltd. as a distribution in kind on May 1, 2006. The price per unit for these 5,549 shares on the date of distribution was $42.5001.

* Excludes brokerage commissions

Millenco, L.P.

Date	Number of Shares Purchased or (Sold)	Price Per Share (in $)	Cost(* ) (in $)
4/21/2005	140	30.587	4,282.18
4/25/2005	279	31.750	8,858.25
4/26/2005	93	31.565	2,935.55
4/27/2005	1,393	31.000	43,183.00
4/28/2005	260	31.049	8,072.74
5/17/2005	74	30.700	2,271.80
6/2/2005	(26)	35.437	(921.36)
6/3/2005	(26)	35.305	(917.93)
6/6/2005	(127)	34.118	(4,332.99)
6/21/2005	74	32.100	2,375.40
6/24/2005	140	31.185	4,365.90
6/27/2005	111	31.629	3,510.82
6/28/2005	30	31.535	946.05
6/29/2005	30	31.700	951.00
7/6/2005	75	31.390	2,354.25
7/7/2005	90	30.250	2,722.50
7/11/2005	120	30.850	3,702.00
7/12/2005	30	31.000	930.00
7/13/2005	900	31.000	27,900.00
7/14/2005	1,200	31.000	37,200.00
11/3/2005	(35)	40.910	(1,431.85)
12/5/2005	(180)	40.056	(7,210.08)
12/22/2005	(191)	40.525	(7,740.28)
12/28/2005	(112)	40.987	(4,590.54)
1/11/2006	(18)	39.600	(712.80)
1/12/2006	(147)	39.480	(5,803.56)
2/27/2006	4,667	38.559	179954.85
2/28/2006	1,667	38.904	64,852.97
6/12/2006	(18,116)	39.04	(707,248.64)

50